[LINN LETTERHEAD]

May 3, 2013

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Roger Schwall
Karl Hiller
Anne Nguyen Parker
Tracie Towner
Sirimal R. Mukerjee

Re:	LinnCo, LLC

Linn Energy, LLC

Registration Statement on Form S-4

Filed March 22, 2013

File No. 333-187484

Linn Energy, LLC

Linn Energy Finance Corp.

Registration Statement on Form S-4

Filed March 22, 2013

File No. 333-187458

Linn Energy, LLC

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 21, 2013

Current Report on Form 8-K

Filed February 21, 2013

Current Report on Form 8-K

Filed February 15, 2013

File No. 0-51719

Ladies and Gentlemen:

This letter sets forth the responses of LinnCo, LLC (“LinnCo”) and Linn Energy, LLC (“LINN” and together with LinnCo, the “Registrants”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated April 25, 2013 (the “Comment Letter”) with respect to (i) the Registration Statement

May 3, 2013

on Form S-4 filed by the Registrants on March 22, 2013, File No. 333-187484 (the “Acquisition Form S-4”), (ii) the Registration Statement on Form S-4 filed by LINN and Linn Energy Finance Corp. on March 22, 2013, File No. 333-187458, (iii) the Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed by LINN on February 21, 2013 (the “LINN 10-K”), (iv) the Current Report on Form 8-K filed by LINN on February 21, 2013, and (v) the Current Report on Form 8-K filed by LINN on February 15, 2013. Concurrently with the submission of this letter, we have filed Amendment No. 1 to the Acquisition Form S-4 (“Amendment No. 1”) with the Commission.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response.

Staff Comments

Registration Statement on Form S-4 (File No. 333-187484)

General

1.	Please modify the accounting and disclosures in your registration statement as necessary to address in a consistent fashion all applicable comments written on your periodic and current reports.

Response: The Registrants acknowledge the Staff’s comment and have modified the accounting and disclosure in the Acquisition Form S-4 as necessary to address in a consistent fashion all applicable comments on their periodic and current reports. The Registrants intend to modify the accounting and disclosures in their periodic and current reports on a prospective basis as described in this response letter.

Questions and Answers About the Meetings, page 1

2.	We note the question “If I am a Berry stockholder, what will I receive for my Berry shares in the proposed merger?” Please expand to discuss the material risks of owning LinnCo shares, and the differences between owning LinnCo shares as compared to owning Berry shares. For example, discuss:

•	the potentially substantial income tax liabilities that LinnCo will incur on income allocated to LinnCo by LINN with respect to the LINN units it owns;

•	that LinnCo’s sole business has consisted of owning units of LINN and its financial conditions have been dependent on the operation and management of LINN;

•	that LinnCo is a “controlled company” since LINN holds the sole voting share and has the sole power to elect the LinnCo board of directors;

•	the inability of LinnCo shareholders to elect LinnCo directors; and

•	the limited call right.

May 3, 2013

Also provide a cross-reference the “Comparison of Securityholders’ Rights” and risk factors sections as appropriate.

Response: The Registrants have revised the disclosure on page 3 of Amendment No. 1 to address the Staff’s comments.

LinnCo Proposal No. 2—LinnCo LLC Agreement Amendment Proposal, page 62

3.	Please provide us with an analysis as to whether each change contemplated by the amendment to the LinnCo LLC Agreement should be unbundled.

Response: The Registrants acknowledge the Staff’s comment regarding whether each change contemplated by the amendment to the LinnCo Limited Liability Company Agreement (the “LinnCo LLC Agreement”) should be unbundled. The Registrants respectfully submit that they do not believe the changes contemplated by the proposal to amend the LinnCo LLC Agreement (the “Amendment Proposal”) should be unbundled under Rule 14a-4(a)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Rule 14a-4(a)(3) under the Exchange Act provides that a form of proxy “[s]hall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters, and whether proposed by the registrant or by securityholders.” The purpose of the unbundling rule of Rule 14a-4(a)(3) is to permit stockholders to communicate their views on each of the matters put to a vote, and not to be compelled to approve parts of packaged matters they might not approve if presented independently.

The changes to the LinnCo LLC Agreement to be submitted for approval by the LinnCo shareholders are being implemented so that the consummation of the merger transaction (and potential future acquisitions) do not violate the terms of the LinnCo LLC Agreement. As such, the Registrants believe that the elements of the Amendment Proposal comprise a unitary matter, which is the facilitation of the merger transaction (and potential future acquisition transactions).

The Registrants specifically note that Sections 7.3(b) (relating to sales of all or substantially all of the assets of LinnCo), 10.1(c) (relating to sale of all or substantially all of the assets of LinnCo being deemed a dissolution) and 14.1(b) (relating to the sale, pledge or other transfer of LINN units) are all being modified to permit the transactions contemplated by the amended Section 5.1(b) (relating to the issuances of LinnCo common shares and the use of proceeds from such issuances to purchase LINN units). As a result, the Registrants submit that all of these changes to the LinnCo LLC Agreement are inextricably linked components, not a series of related but separate matters that the shareholders are being asked to approve; the merger would be impossible without the modification of Section 5.1(b) and the related changes to Sections 7.3(b),

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10.1(c) and 14.1(b). The LinnCo board of directors does not intend to implement any individual change proposed in the Amendment Proposal unless all of the changes are approved. As such, the individual components of the Amendment Proposal cannot be considered or viewed in isolation.

In addition, the Registrants note that the LinnCo board of directors is permitted under the LinnCo LLC Agreement to amend Section 2.4 (relating to the purpose of LinnCo) without shareholder approval. The Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations, Fifth Supplement (September 2004), provides guidance on the application of Rule 14a-4(a)(3). In that interpretation, the Staff states: “The application of this guidance would not require that proposed changes to bylaw provisions that are permitted by a company’s governing instruments to be amended by the Board of Directors be unbundled.” As a result and consistent with this interpretation, the Registrants respectfully submit that the change to Section 2.4 should not be required to be unbundled from the other proposed modifications to the LinnCo LLC Agreement because it can be approved by the LinnCo board of directors without shareholder approval.

Finally, the Registrants also believe that unbundling in this context could lead to investor confusion and unnecessarily encumber the proxy solicitation process. For these reasons, the Registrants respectfully submit that providing shareholders the right to vote separately on each modification of the LinnCo LLC Agreement in the Amendment Proposal in this case would not serve the purpose intended by Rule 14a-4(a)(3) under the Exchange Act.

Background of the Merger, page 78

4.	We note your disclosure that during the weekend of February 16, 2013, representatives of management of each of Berry, LINN and LinnCo reviewed and discussed LINN’ s accounting practices relating to derivatives with representatives of each party’s outside legal and financial advisors. Please expand to discuss in further detail the nature of those reviews and discussions. If any changes in the terms of the merger were contemplated as a result, please discuss.

Response: The Registrants have revised the disclosure on pages 85 and 86 of Amendment No. 1 to address the Staff’s comment.

5.	Please expand to explain the reasons and impact, if any, of the resignations of the members of the LinnCo Conflicts Committee from the LINN board of directors and the resignations of the members of the LINN Conflicts Committee from the LinnCo board of directors on February 19, 2013.

Response: The Registrants have revised the disclosure on page 86 of Amendment No. 1 to address the Staff’s comment.

May 3, 2013

Pro Forma Financial Information, page 164

Note 1—Basis of Presentation, page 172

6.	We note your disclosure indicating that the two acquisitions from BP America Production Company are reflected in your Pro Forma Statement of Operations for the year ended December 31, 2012 as if they had been completed January 1, 2011. Please explain how your results differ in comparison to those that would arise using January 1, 2012, as would be the practice adhering to the guidance in Rule 11-02(b)(6) of Regulation S-X, and explain why you believe this does not apply.

Response: The Registrants have revised pages 166 and 174 of Amendment No. 1 to reflect that the Pro Forma Condensed Combined Statement of Operations gives effect to the two acquisitions from BP America Production Company as if they had been completed on January 1, 2012 rather than January 1, 2011.

Note 4—Pro Forma Adjustments, page 174

(a) Preliminary Estimated Purchase Price of Berry, page 168

7.	Please reconcile the $2.8 billion purchase price estimate to the corresponding disclosure on page 34 of your Form 10-K indicating a value of $4.3 billion.

Response: The Registrants note that, as disclosed on page 34 of the LINN 10-K, the transaction had a preliminary value of approximately $4.3 billion, including the assumption of debt. Below is a table which details how the preliminary value was determined (in millions, except ratio and per share amounts).

Estimated Berry common shares to be acquired by LinnCo	54.422
Exchange ratio of LinnCo common shares for each Berry common share and equity award	1.25

LinnCo common shares to be issued	68.028
Closing price of LinnCo common shares on February 21, 2013 (Form 10-K date)	$39.00

Total preliminary estimated purchase price	$2,653
Berry debt at December 31, 2012	$1,666

Total preliminary estimated purchase price, including the assumption of debt	$4,319

The estimated purchase price included in the Acquisition Form S-4 was adjusted to $2.8 billion primarily to reflect an updated closing price of $40.16 for LinnCo’s common shares on March 15, 2013.

8.	Please expand your disclosure to clarify why applying the exchange ratio of 1.25 to the sum of both the Berry common shares and LINN units to be issued for its equity awards amounting to 57,526 does not overestimate the number of units that will be issued in exchange. In other words, please clarify why the exchange ratio is also applied to the LINN units to be issued for the Berry equity awards.

May 3, 2013

Response: The Registrants acknowledge the Staff’s comment. The Registrants do not believe the number of LINN units that will be issued in exchange for Berry equity awards is overestimated, as the exchange ratio of 1.25 will be applied only once to the Berry equity awards. The Registrants have revised the disclosure on pages 170 and 176 of Amendment No. 1 to address the Staff’s comment and clarify the application of the exchange ratio.

(c) Acquisition Accounting Adjustments

9.	We understand from the disclosures on pages 17 and 163 that Berry Petroleum Company has acquired commodity derivatives following the execution of your merger agreement at your request; and that you would have the risks and rewards of ownership of these instruments even if the merger agreement is terminated. Please provide details of this arrangement along with your pro forma presentation, such as the mix of derivative instruments, quantities and percentages of future oil and gas production to which they relate, range of dates to settle, and your rationale for having your acquisition target acquire these instruments in advance of the merger, rather than to acquire them directly. We would also like to understand why you believe a related pro forma adjustment is not necessary to comply with either Rule 11-01(a)(8) or Rule 11-02(b)(6) of Regulation S-X.

Response: The Registrants have included below the details of the derivative transactions that Berry agreed to execute at the Registrants’ direction between signing of the merger agreement and closing of the transaction. The hedges include West Texas Intermediate (“WTI”) oil swaps and Brent-WTI oil basis swaps for 2014 and 2015. The Registrants requested that Berry enter into these hedges on a portion of Berry’s forecasted production because (1) the Registrants wanted to fix a substantial percentage of the economics associated with the transaction at the time the merger agreement was executed and (2) financial covenants in LINN’s credit facility, as well as LINN’s derivative transaction policy, prohibit LINN from hedging production it does not own. Berry agreed to execute the following derivative transactions:

WTI Swaps:

11,500 barrels per day in 2014

15,000 barrels per day in 2015

Brent-WTI Basis (To convert a portion of the WTI swaps to Brent via a basis swap):

10,000 barrels per day in 2014

8,000 barrels per day in 2015

No pro forma adjustments were made as the transactions were not factually supportable at the time of filing the Acquisition Form S-4, and the transactions had not been executed by Berry. The commodity derivatives acquired by Berry will be reflected on Berry’s historical and LINN’s pro forma combined balance sheets as of March 31, 2013, and Berry’s historical and LINN’s pro forma combined statements of operations for the three months ended March 31, 2013, and year ended December 31, 2012, that will be included in a future amendment to the Acquisition Form S-4.

May 3, 2013

Note 5—Supplemental Oil and Natural Gas Reserve Information, page 177

10.	Tell us why you have not included an adjustment for the difference in income tax expenses between Linn Energy, LLC and Berry Petroleum Company in computing your pro forma measure of the standardized measure of discounted future net cash flows on page 179.

Response: The Registrants have revised the pro forma measure of the standardized measure of discounted future net cash flows on page 180 of Amendment No. 1 to adjust for the difference in income tax expenses between LINN and Berry.

11.	We note your disclosure stating that your pro forma reserve data represent estimates only and should not be construed as being precise. Your estimates of proved reserves must meet the criteria of reasonable certainty in Rule 4-10(a)(22) and (24) of Regulation S -X. Therefore, please remove this language or tell us why you believe it is appropriate.

Response: The Registrants have removed the subject language from page 179 of Amendment No. 1 to address the Staff’s comment.

12.	Tell us the extent to which you have relied upon pricing in contractual arrangements in estimating the reserves as of December 31, 2012. Please describe these arrangements and your accounting for them under GAAP.

Response: The Registrants do not currently have any contracts that specify future prices. The Registrants have revised the disclosure on pages 25, 28, 181 and 212 of Amendment No. 1 to remove references to prices defined by contractual arrangements. In future filings beginning with LINN’s Form 10-K for the year ended December 31, 2013, LINN will revise its disclosure to remove similar references.

Exhibits

13.	Please file the legal and tax opinions as soon as possible so that we may review them.

Response: The Registrants have included the form of the legal opinion of Latham & Watkins LLP as exhibit 5.1 to Amendment No. 1 and the form of the tax opinions of Latham & Watkins LLP and Wachtell, Lipton, Rosen & Katz as Schedule A to this response letter. The Registrants will file the form of the tax opinions of Latham & Watkins LLP and Wachtell, Lipton, Rosen & Katz as exhibits in a future amendment to the Acquisition Form S-4.

May 3, 2013

Registration Statement on Form S-4 (File No. 333-187458)

14.	We will not be in a position to accelerate the effectiveness of your registration statement until all outstanding comments contained herein have been resolved.

Response: The Registrants acknowledge the Staff’s comment and understand that the effectiveness of the Acquisition Form S-4 will not be accelerated until all outstanding comments have been resolved.

Form 10-K for the Fiscal Year Ended December 31, 2012

Selected Financial Data, page 32

15.	We note your disclosure in footnote 2 indicating that your measure of cash flow from operating activities “includes premiums paid for derivatives.” However, the amounts that you reference for such premiums appear to be deducted in your reconciliation on page 72, thereby excluded from the measure. Please modify this disclosure and any similar references elsewhere in your filing to clarify the extent to which your measures of operating cash flows are other than net of payments made for derivative premiums and proceeds on derivatives settled.

Response: The Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 28 and 245 of Amendment No. 1 to indicate that cash flow from operating activities is “net of payments made for derivative premiums.” LINN will make a corresponding change in future filings beginning with its Form 10-Q for the quarter ended June 30, 2013 (the “2nd Quarter 2013 10-Q”).

16.	Please submit a reconciliation showing the differences between the cash settlements and premiums shown on page 72, and the realized gains and losses for derivatives reported on pages 41 and 47, for each period presented.

Response: Below is a reconciliation showing the differences between the cash settlements as reflected in the cash flow statement on page 72 of the LINN 10-K and the realized gains and losses for derivatives reported on pages 41 and 47 of the LINN 10-K for each period presented:

	Year Ended December 31,
	2012	2011	2010
	($ in thousands)
Cash settlements (Page 72)	390,765	237,134	302,875
Cash settlements on canceled derivatives	—	26,752	(123,865)

Total cash settlements	390,765	263,886	179,010
Cash settlements on interest rate derivatives	—	—	134,949
Realized gains (losses) accrued on commodity derivatives	11,879	(6,897)	(6,372)

Total realized gains (Pages 41 and 47)	402,644	256,989	307,587

May 3, 2013

Realized gains (losses) accrued on commodity derivatives represent contracts that have settled, but for which the cash has not been paid or received at the end of the reporting period. Unrealized gains (losses) represent adjustments in market valuations of derivatives from period to period and include an amortized portion of the premiums associated with put option contracts.

Management’s Discussion and Analysis, page 33

Executive Overview

17.	We note that you provide a list of summary points on page 33 highlighting your results for the year ended December 31, 2012, which includes realized gains on commodity derivatives, non-GAAP Adjusted EBITDA, non-GAAP Adjusted Net Income, and capital expenditures. However, you do not include in your list unrealized losses on commodity derivatives or GAAP measures of operating cash flows or net income, and your capital expenditures do not correlate with the activity shown in your Statements of Cash Flows on page 72. We do not see any mention of disclosure of any corresponding GAAP information until page 38.

You are required when presenting non-GAAP information in your filing to include a presentation, having equal or greater prominence, of the most directly comparable financial measures calculated in accordance with GAAP to comply with Item 10(e) of Regulation S-K. Please explain why you believe your presentation complies with this disclosure requirement.

Response: The Registrants acknowledge the Staff’s comment and have revised the disclosure on page 220 of Amendment No. 1 to (i) include net income (loss) and net cash provided by operating activities in the list of summary points and (ii) remove references to realized gains (losses) on commodity derivatives. The Registrants will make corresponding revisions in their future filings beginning with the 2nd Quarter 2013 10-Q.

With respect to the Staff’s comment regarding capital expenditures, the Registrants note that the amounts reported on page 33 of the LINN 10-K include accrued capital costs. Accrued capital costs represent estimated current obligations for services and materials provided by LINN’s vendors primarily related to drilling, completion and development costs. Although these services and materials had been provided, LINN had not received or processed the invoices for payment at year end and therefore, LINN has not included these amounts in the statements of cash flows on page 72 of the LINN 10-K.

May 3, 2013

Non-GAAP Financial Measures

Adjusted EBITDA, page 57

18.	We note your disclosure stating the non-GAAP measure Adjusted EBITDA is used by management “...to indicate (prior to the establishment of any reserves by its Board of Directors) the cash distributions the Company expects to make to unitholders.” We see that you have computed this measure at $1,403 million, $998 million, and $732 million for the years ended December 31, 2012, 2011 and 2010; and based on disclosures in your prior annual report on Form 10-K, $566 million at the end of 2009. However, we also note that you report distributions to unitholders of $597 million, $466 million, and $366 million for the three most recent fiscal years on pages 71 and 72.

Given your stated reason for disclosing the measures, explain to us how you have considered providing disclosure to explain why these non-GAAP measures are significantly in excess of actual distributions, or identify any disclosures in your filing that you believe adequately address these variances. In this regard, please note that you are required to disclose the reason you believe your non-GAAP measures provide useful information to investors regarding your financial condition and results of operations. See Item 10(e)(1)(i)(C) of Regulation S-K.

Response: The Registrants respectfully submit that Adjusted EBITDA is a non-GAAP financial metric that management uses to measure LINN’s performance and is a reference point for determining LINN’s ability to pay its distribution. Many investors rely on this information to understand whether LINN is performing at a level to sustain or increase its distribution payments. However, Adjusted EBITDA by itself is not a sufficient standalone metric to determine whether LINN has generated sufficient funds to pay its distribution. Adjusted EBITDA is reduced by interest expense related to debt service and maintenance capital expenditures to calculate the non-GAAP financial metric of distributable cash flow (“DCF”). DCF represents the aggregate amount of funds available to pay distributions and is a more relevant financial measure for a direct correlation to distributions paid. Set forth below is a summary of LINN’s DCF and distributions for 2010-2012:

	Year Ended December 31,
	2012	2011	2010
	($ in thousands)
Distributable cash flow	679,275	590,224	457,476
Distributions to unitholders	596,935	466,488	365,711

The Registrants have revised the disclosure on page 251 of Amendment No. 1 to disclose additional uses by management of Adjusted EBITDA and additional reasons why LINN believes Adjusted EBITDA provides useful information to investors regarding its financial condition and results of operations.

The Registrants will make corresponding revisions in their future filings beginning with the 2nd Quarter 2013 10-Q.

19.

The guidance in Item 10(e)(1)(ii)(A) of Regulation S-K prohibits excluding charges or liabilities that have required or will require cash settlement from non-GAAP liquidity measures, although this does not apply to the liquidity measure of EBITDA, as defined in the paragraph. However, in presenting the non-GAAP

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measure of Adjusted EBITDA you appear to be excluding various amounts that appear to have cash implications. Tell us your rationale for each adjustment of this nature. If you do not regard this non-GAAP measure as a liquidity measure then please reconcile your view with the stated reason for presenting it and explain why you believe the guidance in Item 10(e)(1)(ii)(E) of Regulation S-K, should not require using a different label that is more representational.

Response: LINN respectfully advises the Staff that it uses Adjusted EBITDA as both a performance measure and a liquidity measure. Please see the response to comment #18 for revisions to the explanation of Adjusted EBITDA that are included in the Acquisition Form S-4 and in future filings beginning with the 2nd Quarter 2013 10-Q. Also, please see the response to comment #20 for an example of the additional reconciliation LINN makes from net cash provided by operating activities to Adjusted EBITDA in the Acquisition Form S-4 and will disclose in future filings beginning with the 2nd Quarter 2013 10-Q.

The exclusion of certain items in the Adjusted EBITDA calculation that may require cash settlement reflects more accurately the underlying performance of LINN’s assets, its operating performance and return on capital. It also describes more accurately LINN’s ability to generate cash sufficient to make distributions to unitholders, pay interest costs, support its indebtedness and finance its acquisitions and capital expenditures. LINN believes that the presentation of Adjusted EBITDA (which excludes the impact of these items which have cash implications) provides useful information to investors to evaluate the operations of its business.

Certain items were excluded from Adjusted EBITDA because they have an interest expense component, were not in the ordinary course of LINN’s business, impact comparability between periods or reflect amounts that would not be available for distribution. Realized losses on interest rate derivatives, loss on extinguishment of debt and cancelation of interest rate swaps were excluded as such items have an interest expense component and interest expense is excluded from the EBITDA calculation. Realized gains on recovery of bankruptcy claim were excluded as such transactions are not in the ordinary course of LINN’s business. Losses on sale of assets and provision for legal matters, which includes reserves and costs incurred for litigation settlements, were excluded as such items impact the comparability between periods and are not representative of the operating performance of LINN’s assets. Gains on cancelation of commodity derivatives, which represent the restructuring of trades with settlements in future periods, were excluded as such items impact comparability between periods and all proceeds were reallocated within LINN’s derivatives portfolio and therefore would not be available for distribution. Please see the response to comment #22 for the rationale for the inclusion of net operating cash flow from acquisitions and divestitures.

20.	Tell us how you determined that net income was most comparable to your non-GAAP measures of Adjusted EBITDA in preparing the reconciliation required under Item 10(e)(1)(i)(B) of Regulation S-K. Given your stated reason for presenting these measures, and the extent to which your adjustments correlate to those presented on page 72, we would like to understand why you have not viewed operating cash flows as more comparable than net income.

May 3, 2013

Response: The Registrants acknowledge the Staff’s comment. Please see the response to comment #18 above for proposed revisions to LINN’s discussion of Adjusted EBITDA. The Registrants have revised the disclosure on page 253 of Amendment No. 1 to provide a reconciliation of net cash provided by operating activities to Adjusted EBITDA. The Registrants will provide a similar reconciliation in their future filings beginning with the 2nd Quarter 2013 10-Q.

21.	We understand from the reconciling adjustments on page 72 that, although you had $(192) million, $130 million, and $59 million in actual cash flows pertaining to derivatives during the years ended December 31, 2012, 2011 and 2010, in computing your non-GAAP measures of Adjusted EBITDA to indicate the cash distributions you expect to make to unitholders, you limit commodity derivative adjustments to unrealized and cancelled positions, thereby retaining the GAAP-based activity for settled derivatives shown on pages 41 and 47 of $381 million, $230 million, and $308 million for these years. Given your stated reason for presenting the measures, tell us how opting for accrual-based rather than cash-based realized derivative components is consistent with your cash-oriented objective. We note disclosure in the last paragraph on page 33 stating that changes in fair values of unrealized derivatives are eliminated as non-cash items.

Response: The Registrants acknowledge the Staff’s comment. Please see the response to comment #18 above for LINN’s proposed revised stated reasons for presenting Adjusted EBITDA. Given the revised stated reason for presenting Adjusted EBITDA, the Registrants respectfully submit that the inclusion of realized gains (losses) from commodity derivatives but the exclusion of unrealized gains (losses) from commodity derivatives is consistent with the objectives and uses of the Adjusted EBITDA measure. Changes in fair values of unrealized derivatives are eliminated as non-cash items. LINN considers the cost of premiums paid for put option contracts as a “capital investment.” Unrealized gains (losses) represent adjustments in market valuations of derivatives from period to period and include an amortized portion of the premiums associated with put option contracts.

May 3, 2013

22.	We see that your non-GAAP measure of Adjusted EBITDA includes the operating cash flows of businesses or properties acquired pertaining to periods in advance of your ownership. We understand that you have negotiated effective dates prior to acquisition dates which give rise to these purchase price adjustments. However, it is not clear to us why inclusion of these amounts is consistent with your stated reason for presenting the non-GAAP measures, or characterization as historical cash activity. By including cash flows attributable to periods prior to obtaining control, it appears that you have presented measures with a pro forma or forward-looking quality. Tell us why you believe including these adjustments is useful to indicate cash distributions on a historical basis.

Response: The Registrants acknowledge the Staff’s comment. Adjusted EBITDA is a metric used by management to measure performance and is a reference point for determining LINN’s ability to pay distributions. In accordance with GAAP, the results of operations related to acquisitions are included in the financial statements from the acquisition dates. Therefore, the effective period cash flows are not included in net income (loss), but are treated as purchase price adjustments and are included on the balance sheet during periods subsequent to the closing of the acquisition. The adjustments to Adjusted EBITDA made for these cash flows represent actual cash flows received or paid with respect to the periods presented, and thus impact LINN’s ability to pay its distribution.

Cash flows for the period between the effective date and the closing date affect cash available for distribution and are not pro forma or forward-looking. Adjusted EBITDA is one of the measures used by investors to understand whether LINN is performing at a level necessary to sustain or increase distribution payments, and therefore, LINN believes including these cash flows is important. However, Adjusted EBITDA by itself is not a sufficient standalone metric to determine whether LINN has generated sufficient funds to pay its distributions. Adjusted EBITDA is reduced by interest expense related to debt service and maintenance capital expenditures to calculate the non-GAAP financial measure of DCF. See the response to Comment #38 for discussion of maintenance capital expenditures. DCF represents the aggregate amount of funds available to pay distributions and is a more relevant financial measure for a direct correlation to distributions paid on a historical basis.

23.	The disclosure in footnote 4 on page 58 indicates that your adjustments to eliminate the effect of unrealized gains and losses on commodity derivatives in computing your non-GAAP measures of Adjusted EBITDA include “premiums associated with put option contracts over time.” Please explain how the measures resulting from this practice correlate with your caption of gains and losses (i.e., net change in fair value for the period), clarify the manner by which the premiums are reflected in the measures over time and submit a schedule with details of your underlying computations to illustrate your methodology.

Response: The Registrants note that unrealized gains and losses from commodity derivatives reflect the non-cash change in fair value of unsettled derivative positions from period to period and include a reduction in the asset value of an option by the amount of

May 3, 2013

time value lost during the period. The asset is effectively amortized and expensed over the life of the put option contract. The expense is recorded in gains (losses) on oil and natural gas derivatives on the statement of operations. Presented below is an example of how the premiums are reflected in the measures over time.

In the following example, in year one, LINN paid premiums of $2.00 for two put option contracts that will settle in future years. This amount paid is initially recorded as an asset on LINN’s balance sheet and reflected as an operating cash outflow on the cash flow statement. There is no income statement or Adjusted EBITDA impact in this year.

In year two, the changes in fair value of these instruments are recorded in current earnings in accordance with ASC 815. Since both put options contracts settle in future years, the unrealized gain has no impact on Adjusted EBITDA or cash flows in this year.

In year three, put option contract #1 settles. The cash received or paid due to realization by LINN (in this example received) has no impact on the income statement since there were no changes in fair value of this instrument during the year. The cash received is reflected as an increase to operating cash inflow on the cash flow statement and an increase to Adjusted EBITDA. In year four, put option contract #2 also settles in a similar manner.

	Derivatives Accounting Example
	Year
	0	1	2	3	4	Cumulative
Balance Sheet
Cash	$2.00	$—	$—	$1.50	$3.00

Put 1	—	1.25	1.50	0.00	—
Put 2	—	0.75	1.50	1.50	—

Total Derivative Assets	—	2.00	3.00	1.50	—
Equity	2.00	2.00	3.00	3.00	3.00

Cost of Put 1	—	1.25	1.25	—	—
Cost of Put 2	—	0.75	0.75	0.75	—

Market Value of Put 1	—	1.25	1.50	—	—
Market Value of Put 2	—	0.75	1.50	1.50	—

May 3, 2013

Income Statement
Realized Gains (Losses)	—	—	—	1.50	1.50	3.00
Unrealized Gains (Losses)	—	—	1.00	(1.50)	(1.50)	(2.00)

Total Gains (Losses) on Derivatives	—	—	1.00	—	—	1.00
Net Income	—	—	1.00	—	—	1.00
Plus: Unrealized (Gains) Losses	—	—	(1.00)	1.50	1.50	2.00

Adjusted EBITDA	—	—	—	1.50	1.50	3.00

Cash Flow Statement
Net Income	—	—	1.00	—	—	1.00
Total (Gains) Losses	—	—	(1.00)	—	—	(1.00)
Cash Settlements	—	—	—	1.50	1.50	3.00
Premiums Paid for Derivatives	—	(2.00)	—	—	—	(2.00)
Change in Cash	—	(2.00)	—	1.50	1.50	1.00

24.	Please explain why the adjustment for total gains in 2010 appearing in your reconciliation of net income to operating cash flows on page 72 does not agree with the corresponding figures shown on pages 70 and 47, while total gains for 2011 and 2012 per page 72 do agree with the amounts on pages 70 and 41.

Response: The adjustment for total gains in 2010 appearing in the reconciliation of net income to operating cash flows on page 72 of the LINN 10-K includes commodity and interest rate swap derivatives and the figures on pages 70 and 47 of the LINN 10-K include commodity derivatives only. LINN had no interest rate swaps in 2011 or 2012. The 2010 corresponding figure on page 70 of the LINN 10-K consists of the following:

Year Ended December 31, 2010
($ in thousands)
Gains on oil and natural gas derivatives	(75,211)
Losses on interest rate swaps	67,908

Total gains	(7,303)

Adjusted Net Income, page 58

25.

We note your disclosure explaining that you utilize your non-GAAP measure of Adjusted Net Income to evaluate the operational performance of your oil and gas properties without consideration of various items that are recognized under GAAP, including unrealized gains and losses on derivatives. However, we see that you have

May 3, 2013

not excluded realized gains and losses on commodity derivatives in computing these measures. Given the periodic nature of both realized and unrealized gains and losses on derivatives that are adjusted to fair value each period we would like to understand your rationale and methodology.

Please explain why you believe reflecting only the current period change in derivatives that are settled while excluding the prior period change in the same instruments does not constitute an inconsistent approach. If you are presenting realized gains as if you had been applying hedge accounting and were reclassifying accumulated unrealized gains and losses from other comprehensive income, then please submit a schedule that rolls forward activity in both realized and unrealized accounts for all periods; and provide an explanation for any aspects of your computation of gains and losses that differ from GAAP.

Response: The Registrants acknowledge the Staff’s comment. LINN utilizes the non-GAAP measure of Adjusted Net Income to evaluate the operational performance of its oil and natural gas properties with the exclusion of certain items that affect comparability and are not useful in the process of evaluating LINN’s operational trends and performance. LINN believes that if unrealized gains and losses were included in Adjusted Net Income, they would distort the operational performance of its oil and natural gas properties and affect comparability from period to period. Since LINN uses derivative financial instruments to reduce exposure to fluctuations in the prices of oil and natural gas, LINN believes realized gains and losses should be considered when evaluating the operational performance of its oil and natural gas properties, and thus they are included in Adjusted Net Income.

Adding back unrealized gains and losses approximates the results as if LINN had been applying hedge accounting and reclassifying accumulated unrealized gains and losses from other comprehensive income; however, these results are different than those recognized under hedge accounting due to ineffectiveness and other adjustments. LINN records its derivative instruments at fair value and has elected to apply mark-to-market accounting consistent with ASC 815; therefore, the changes in fair value of these instruments are recorded in current earnings. In applying mark-to-market accounting, primarily due to price volatility, unrealized gains and losses on derivatives could fluctuate significantly from period to period but those gains or losses are not necessarily indicative of the values in which these instruments will be ultimately settled.

26.	We note that you have several adjustments in reconciling net income or loss to your non-GAAP measure of Adjusted Net Income which appear to be similar to adjustments for which you provided footnote clarification in computing your non-GAAP measure of Adjusted EBITDA. Tell us why you have not provided comparable footnote clarification in presenting Adjusted Net Income.

May 3, 2013

Response: The Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 254 and 255 of Amendment No. 1 to provide footnote clarification in its reconciliation of net income or loss to the non-GAAP measure of Adjusted Net Income. LINN will also include similar disclosure in its future filings, beginning with the 2nd Quarter 2013 10-Q. LINN respectfully advises the Staff that it has included such footnote clarification in its reconciliation of net loss to Adjusted Net Income in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 filed with the Commission on April 25, 2013.

Quantitative and Qualitative Disclosures About Market Risk, page 64

27.	You have elected to provide a sensitivity analysis for the fair value of commodity derivatives among the alternatives available to satisfy the disclosure requirements of Item 305(a)(1) of Regulation S-K. However, your disclosures appear to be limited to only those instruments that you expect to settle during the next twelve months. We also note that you have not provided summarized market risk information for the preceding fiscal year as required under Item 305(a)(3) of Regulation S-K. Please expand your disclosure to provide a sensitivity analysis for all of your commodity derivatives and to include comparative information as of the end of the prior year. The “selected period of time” prescribed for these disclosures may be applied to commodity derivatives based on the period in which they are scheduled to settle but is not intended to limit your disclosures about market risk. You are required to discuss material limitations that cause this information to not reflect fully your net market risk exposures to comply with Item 305(a)(2) of Regulation S-K.

Response: The Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 260 and 261 of Amendment No. 1 to include instruments expected to settle in all future periods, not just the next twelve months and will also include similar disclosure in their future filings, beginning with the 2nd Quarter 2013 10-Q. The Registrants are also providing summarized market risk information for the preceding fiscal year in accordance with Item 305(a)(3) of Regulation S-K.

28.	Please expand your disclosures to discuss the model, assumptions, and parameters necessary to understand the sensitivity analyses that you provide. See Item 305(a)(ii)(B) and Instruction 3.F to paragraph 305(a).

Response: The Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 260 and 261 of Amendment No. 1 to address the Staff’s comment. The Registrants will also include similar disclosure in their future filings, beginning with the 2nd Quarter 2013 10-Q.

29.

You disclose that you enter into derivative contracts to provide an economic hedge of the risk related to future commodity prices, although you do not indicate the objective or strategy relative to the portion of production that you seek to cover with these instruments nor the rationale for transactions in which you have paid premiums to increase the settlement prices that you would receive on instruments

May 3, 2013

already held. We also understand from your April 1, 2013 Website Publication that you do not intend to acquire put options in 2013 even though this has been your practice in the past. Therefore, it appears you would need to expand your disclosure to address each of these matters to comply with Item 305(b)(ii) and (iii) of Regulation S-K.

Response: The Registrants acknowledge the Staff’s comment and respectfully submit that hedging has always been a core strategy for LINN, utilized to minimize the variability in cash flows due to commodity price movements. LINN’s hedging practices center on the desire to remove as much commodity price risk from the business as possible and for the longest period of time possible. LINN enters into commodity hedging transactions primarily in the form of swap contracts and, from time to time, put options that are designed to provide a fixed price (swap contracts) or fixed price floor with the opportunity for upside (put options) that LINN will receive as compared to floating market prices.

Pursuant to financial covenants contained in LINN’s revolving credit facility, LINN is permitted to use swaps to hedge up to 80% of anticipated production volumes for a duration spanning the current year through the following four calendar years. Beyond the fourth successive calendar year, the allowable swap percentage decreases from 80% to 70% of anticipated production volumes. To address the remaining volumes uncovered by swap contracts, LINN can leave the indicated volumes unhedged and accept downside commodity price exposure or purchase put option contracts as a “floor” to remove downside price risk completely. Historically, LINN has chosen to purchase put option contracts to hedge volumes in excess of those already hedged with swap contracts. In this way, LINN has been able to achieve price certainty on substantially all of its oil and natural gas production. The appropriate level of production to be hedged is an ongoing consideration by LINN and depends on a variety of factors, including the cost and availability of put option contracts and the size and potential level of accretion to be provided by a particular transaction. There have been no material changes to LINN’s objectives or strategies with respect to hedging.

In addition, LINN has in the past restructured existing derivatives to reposition its portfolio of hedges. These restructuring transactions have occurred infrequently and resulted in an immaterial impact on the business during the relevant periods. As disclosed in previous filings, in certain transactions, LINN cancelled in-the-money hedge positions for future years and reallocated those proceeds within the portfolio to fortify hedge positions in nearer term years, with the expectation that LINN would subsequently enter into new hedge positions for those future years. In other transactions, LINN paid an incremental premium to increase the strike price on existing put options to adjust the level of downside protection LINN would receive because it typically hedges multiple years in advance and in some cases commodity prices had increased significantly beyond the initial hedge prices. As a result, LINN determined that the existing put option strike prices did not provide an effective hedge. Consistent with its strategy to reduce exposure to downside commodity price risk, LINN raised the prices on certain of its hedges to better align its hedge portfolio with current market levels. The examples of LINN’s strategic hedge restructure transactions exclude derivative cancellations in connection with asset sales, in which LINN was required to unwind hedges to meet financial covenants under its revolving credit facility that measure hedge positions against anticipated future production volumes.

May 3, 2013

The Registrants have revised the disclosure on pages 260 and 261 of Amendment No. 1 to discuss LINN’s objectives and strategy with respect to hedging. The Registrants will also include similar disclosure in their future filings, beginning with the 2nd Quarter 2013 10-Q.

Financial Statements

Note 7—Derivatives, page 88

30.	You disclose that you utilize derivative instruments to minimize the variability in cash flow due to commodity price movements. However, the derivative-related activity that you report on page 72 shows material fluctuations in cash flow from period-to-period, showing an outflow of $193 million in 2012, and inflows of $130 million in 2011, and $58 million in 2010. We also note that premiums paid for derivatives in 2012 of $583 million were substantially higher than in either 2011 or 2010, when you reported $134 million and $120 million. Given the guidance in FASB ASC 815-10-50-1(a) and (c)(2) and (3), please explain more thoroughly your strategy to correlate the pattern of expenditures with the objective of minimizing variability in cash flow.

Response: The Registrants acknowledge the Staff’s comment and respectfully submit that LINN’s derivative instruments are used for and have accomplished their stated purpose of minimizing the variability in cash flow due to commodity price movements, as they have reduced its exposure to fluctuations in the prices of oil and natural gas and have provided long-term cash flow predictability to pay distributions, service debt and manage its business.

Additionally, LINN has disclosed how its derivative instruments affect its financial performance and cash flows, as it has included the gains and losses recognized in its statements of operations during the period, a summary of all trades entered into during the period, including the cash outflow for premiums paid, and the volumes and commodity prices at which its derivatives settled during the applicable period.

LINN’s hedging activities do not exclusively result in the payment of premiums. The majority of LINN’s derivative positions are in the form of swap contracts, which were entered into on market terms without a cash cost. With respect to the periods referenced in the Staff’s comment, positive cash flow volatility generally related to contribution from expansionary activities, such as growth through acquisitions and organic projects, and negative cash flow volatility generally related to premium payments for commodity derivatives used to minimize the variability in cash flow due to commodity price movements in future periods.

May 3, 2013

31.	With regard to the observations raised in the preceding comment, and the guidance in FASB ASC 815-10-50-1A, please also submit any information that would provide context for understanding your objective and strategy.

Response: Please see the discussion of LINN’s hedging strategy under the response to comment #29.

32.	Please explain how the terms of your commodity derivatives, when acquired or modified, compare to market terms. Please identify the factors underlying the price paid to acquire or subsequently modify the terms of these instruments. To the extent they reflect off market terms, please explain your application of FASB ASC 815-10-45-11 and 12 and 15 in reporting any financing elements in your Statements of Cash Flows. Please be sure to address those instances of having paid incremental amounts to increase settlement prices.

Response: The Registrants acknowledge the Staff’s comment. When acquiring a commodity derivative or modifying the terms of an existing commodity derivative, LINN receives multiple bids from large financial institutions demonstrating a liquid market and therefore LINN believes that such commodity derivatives are executed with market terms. Additionally, LINN’s trades of these commodity derivatives are executed with multiple counterparties. With respect to the application of FASB ASC 815-10-45-11 and 12 and 15, LINN has had no derivative instruments with financing elements present at inception. In all situations, either no cash was received or paid, or cash was paid but no cash was received or borrowed. The timing of premium payments was not deferred as all such premiums were paid up front. Consequently, LINN’s derivative transactions impacted only operating cash flows with no impact on investing or financing cash flows.

33.	Please submit an analysis showing the impact of all transactions (segregated by type) in which you acquired or sold derivatives on operating, investing and financing cash flows for each period presented in your filing. Please explain how the premiums paid to acquire derivatives or any payments made to adjust exercise prices or settlement prices, have aligned with your objective and strategy.

Response: The Registrants acknowledge the Staff’s comment. Please see the response to comment #32 above. LINN’s derivative transactions impacted only operating cash flows with no impact on investing or financing cash flows. Please also see the response to comment #29 above for a discussion of the strategic rationale for restructuring the derivative portfolio to enhance downside protection on existing hedges based on changes in commodity market conditions.

Form 8-K filed February 21, 2013

34.

Tell us the extent to which your non-GAAP measure of PV-10, disclosed in Schedule 4 on page 12 of Exhibit 99.1, reflects the costs of the derivative instruments associated with the adjustment that you made to the standardized measure of discounted future net cash flows. Please also tell us the extent to which you have

May 3, 2013

adjusted the standardized measure of discounted future net cash flows for the estimated costs of acquiring commodity derivatives in the future, to cover any production that is not covered by those instruments currently held.

Response: The Registrants acknowledge the Staff’s comment. LINN’s calculation of PV-10 includes the impacts of oil and natural gas hedge values because such a large percentage of LINN’s forecasted oil and natural gas production is hedged for multiple-year periods, and LINN therefore believes that its PV-10 calculation more accurately reflects the value of its estimated future net revenues. The cost of premiums are not deducted when calculating the measure because the measure is presented to show LINN’s estimated future net revenues, and such premiums have no impact on future net revenues as they have already been paid. LINN believes this methodology is similar to the treatment of the cost of acquiring the oil and natural gas properties included in the calculation, which are also not reflected in the calculation of PV-10. Additionally, LINN has not adjusted the measure for any estimated costs of acquiring commodity derivatives in the future to cover any production that is not covered by those instruments currently held. PV-10 is calculated using the value of LINN’s hedge positions at the date of the disclosure.

35.	Please tell us the extent to which the weighted average hedged prices received for natural gas, oil and natural gas liquids disclosed on page 10 of your February 21, 2013 Website Presentation Supplemental Q4 2012 Financial and Operation Results reflect the costs of the hedging instruments.

Response: The Registrants acknowledge the Staff’s comment and respectfully submit that the weighted average hedged prices received for natural gas, oil and natural gas liquids do not reflect the costs of the hedging instruments. The cost of premiums paid for put option contracts are not reflected in such calculations as the costs associated with entering into these positions have already been paid and no additional amounts will be due at settlement. LINN pays for the premiums for put option contracts at the time of execution and capitalizes the acquisition of these positions as an asset on its balance sheet. As discussed in the response to comment #23, the cost of premiums for put option contracts is included in unrealized gains and losses on commodity derivatives over time. The weighted average hedged prices received only reflect realized gains and losses on commodity derivatives during the period.

Form 8-K filed February 15, 2013

36.	We note that you have provided an explanation for some of your accounting in the document attached as Exhibit 99.1, which you also posted to your website. Please address the following observations of the disclosures you have made.

•

The second, third and fifth points under the Fact #2 heading include the statements “Amortization of puts is a non-cash expense and should not be deducted from EBITDA,” “LINN considers the cost of puts as a “capital” investment,” and “The cost of LINN’s puts is deducted from Net Income over

May 3, 2013

time.” Please reconcile this information to the accounting policy notes disclosed on pages 62 and 76 of your Form 10-K which indicate that you account for derivative instruments at fair value with the periodic changes in fair value recorded in earnings.

•	Tell us the mechanism by which you are amortizing the costs of commodity derivatives; how your GAAP accounting is consistent with your view of put options as capital investments, and the manner by which the costs of these instruments are being recognized over time.

Response: The Registrants acknowledge the Staff’s comment.

LINN records its derivative instruments at fair value and has elected to apply mark-to-market accounting consistent with ASC 815. LINN believes that mark-to-market accounting is a form of amortization. When LINN enters into a put option contract and pays a premium, the premium is recorded as an asset and expensed over the life of the put option contract. The expense of the premiums paid is recorded in gains (losses) on oil and natural gas derivatives on the statement of operations. Although amortization of the premium is not explicitly contemplated in the accounting standard, LINN believes that is what conceptually occurs when applying mark-to-market accounting to the put option contract.

As previously stated, LINN considers the cost of premiums paid for put option contracts as a “capital investment” as a conceptual matter. This statement was not made in reference to the manner in which LINN accounts for the cost of premiums paid for put option contracts under GAAP but only in reference to the view that such premiums are regarded as an investment in the underlying properties when calculating the non-GAAP measure of Adjusted EBITDA.

Website Presentations

April 1, 2013: LINN Energy Response to Another Round of Short Seller Comments

37.	We note that you have provided an explanation for some of your accounting in the April 1, 2013 Website Presentation “Supplemental Information 04-01-13.” Please address the following observations of the disclosures you have made.

•	The second point under the first heading on page 2 explains that the only material reconciling item between operating cash flows and non-GAAP Distributable Cash Flow is premiums paid for derivatives. We see that you have also presented the reconciliation on page 3. However, in your February 21, 2013 Website Presentation you reconciled this non-GAAP measure indirectly to net income (using Adjusted EBITDA), rather than operating cash flow. Tell us which of the two GAAP measures you consider to be most comparable to your non-GAAP measures and appropriately utilized in the presentation and reconciliation required to comply with §244.100(a) of Regulation G. Please explain how you are able to support your view and both presentations.

May 3, 2013

•	We note your non-GAAP Distributable Cash Flow metric which excludes the premiums paid for derivatives. Given that the cost of the commodity derivatives are necessary to achieve the cash inflows you present, tell us how not counting amounts paid for these instruments results in an accurate measure of cash flow that is available for distribution.

•	The third point on page 3 states “LINN views puts as a “capital” cost and considers the premiums it pays for derivatives as part of the investment in its business.” We note similar language in the Exhibit attached to the Form 8-K that you filed on February 15, 2013. Tell us how your view is consistent with the definitions of a derivative and financial instruments in FASB ASC 815-10-15-83 through 139 and the glossary at 815-10-20, the accounting prescribe by GAAP, and the reasons you disclose for holding these instruments under the Derivatives Instruments and Commodity Price Risk headings on pages 62 and 64 of your Form 10-K.

•	On page 6 you include several reasons why DD&A is higher than your maintenance capital expenditures. Please explain why you have listed the value of proved undeveloped reserves as one of these reasons.

Response:

With respect to the Staff’s first point regarding the presentation of the reconciliation of Adjusted EBITDA, LINN respectfully advises the Staff that because it regards Adjusted EBITDA as both a performance measure and a liquidity measure, it will provide a reconciliation of both net income and operating cash flow to Adjusted EBITDA in future filings and presentations that include Adjusted EBITDA.

With respect to the second point, DCF is a metric focused on ability to pay distributions based on performance during the period. LINN does not deduct the cost of acquiring properties or derivatives purchased to hedge production volumes associated with those properties in calculating the non-GAAP financial metric of Adjusted EBITDA. Instead, the costs of financing these investments impact the company’s results in the calculation of DCF through higher interest expense from debt issuance and a greater number of units outstanding, leading to higher cash distribution obligations, from equity issuance. Additionally, the hedging activities are not exclusively related to the purchase of put option contracts. The majority of LINN’s derivative positions are in the form of swap contracts, which were entered into on market terms without a cash cost. With respect to the put option contracts, for which the company paid a premium at the time of execution, the hedge may settle in-the-money, which results in LINN receiving money from its counterparty to the contract, or out-of-the money, which results in LINN receiving no economic benefit from the hedge. Not all hedges will result in LINN receiving an incremental payment at settlement, and certain swaps may in fact result in cash payment obligations at settlement.

May 3, 2013

With respect to the third point, please see the response to comment #36 for a discussion of LINN’s view that put option premiums are regarded as an investment.

With respect to the fourth point, LINN respectfully advises the Staff that DD&A is higher than LINN’s maintenance capital expenditures, as maintenance capital expenditures reflect only LINN’s estimate of the capital investment necessary to hold reserves and production flat from period to period, while DD&A includes depletion and amortization of all oil and natural gas properties, including the reserves associated with non-producing proved undeveloped properties. Additionally, DD&A is a profitability measure included in our statement of operations, whereas maintenance capital expenditures is a liquidity measure. The DD&A calculation includes proved undeveloped reserves, which are not currently cash producing reserves, and should not be used as a liquidity measure. Please see the response to comment #38 for a discussion of maintenance capital expenditures.

February 21, 2013: Supplemental Q4 2012 Financial and Operational Results

38.	We see that you have presented the non-GAAP measure of Distributable Cash Flow on page 8 of the February 21, 2013 Website Presentation “Fourth Quarter 2012 Supplemental Financial and Operational Results.” We would like to understand your adjustment for maintenance capital expenditures and the relationship between your non-GAAP measures and actual distributions.

Please explain how the maintenance capital expenditures have been computed and how these compare to total capital expenditures made for 2012. As you indicate elsewhere that these are the costs expected to hold reserves and production levels flat, it would be helpful to understand the time horizon applied in making this assessment. Therefore, please indicate the period over which the effects of your maintenance capital expenditures are expected to be realized, and describe any differences in the production curves expected to be associated with the underlying projects, relative to those exhibited by your properties historically. Please also identify the historic period and production levels of reference used in formulating your expectation. Finally, please reconcile maintenance capital expenditures to the most comparable measure presented in accordance with GAAP; and explain how non-GAAP Distributable Cash Flow relates to your periodic distributions.

Response: The Registrants note that the term “maintenance capital expenditures” is a concept used by substantially all publicly traded partnerships to describe the level of capital expenditures required to maintain the entity’s operating assets, operating cash flow or operating capacity from period to period. Investors, analysts and others rely on measures of maintenance capital expenditures to determine if a publicly traded partnership is adequately providing for the “maintenance” of its business and, therefore, the stability of its distributions in the future. Similarly, LINN uses maintenance capital expenditures in this manner to describe the capital expenditures required to maintain reserves and production flat from period to period. Please see the response to comment #18 for the historical relationship between LINN’s non-GAAP measure of DCF and actual distributions.

LINN’s budget process provides the basis for its calculation of maintenance capital expenditures. This process begins with a review of capital performance in the prior twelve months. The process includes specific well performance (production curve) capital and expense analyses. This information is then used in allocating capital for LINN’s annual capital budget and its maintenance capital expenditures calculation. In calculating maintenance capital expenditures, LINN assesses the most efficient projects from a reserve and production replacement standpoint under the assumption of a capital

May 3, 2013

constrained environment, which would be the projects that LINN drills first. Based on this information, LINN calculates its maintenance capital expenditures. Set forth below is a reconciliation of LINN’s maintenance capital expenditures for 2010-2012:

	Year Ended December 31,
	2012	2011	2010
	($ in thousands)
Development costs	1,062,043	639,395	244,834
Development costs, excluding maintenance capital expenditures	(699,613)	(472,114)	(156,589)
Maintenance capital expenditures	362,430	167,281	88,245

39.	Tell us why you believe the non-GAAP measures of Distribution Coverage Ratio and Distributable Cash Flow per unit would not be more meaningfully correlated or compared with actual (GAAP) measures of cash flow.

Response: LINN acknowledges the Staff’s comments and, in future filings and presentations that include Distribution Coverage Ratio and Distributable Cash Flow per unit, will compare these non-GAAP measures with net cash provided by operating activities, as calculated in accordance with GAAP. Set forth below is an example of such presentation.

	Year Ended December 31,
	2012		2011		2010
	(in thousands)
Net cash provided by operating activities	$350,907		$518,706		$270,918
Plus:
Net operating cash flow from acquisitions and divestitures, effective date through closing date	80,502		57,966		42,846
Cash payments for interest, net of amounts capitalized	343,331		247,217		128,807
Realized losses on interest rate derivatives	—		—		8,021
Realized (gains) losses on canceled derivatives	—		(26,752)		123,865
Realized gains on recovery of bankruptcy claim	(21,503)		—		—
Premiums paid for derivatives	583,434		134,352		120,376
Changes in operating assets and liabilities and other, net	66,023		66,132		37,298

Adjusted EBITDA	$1,402,694		$997,621		$732,131
Less:
Interest expense related to debt service	(360,989)		(240,116)		(186,410)
Maintenance capital expenditures	(362,430)		(167,281)		(88,245)

Distributable cash flow	$679,275		$590,224		$457,476

Distributable cash flow per unit	$3.30		$3.40		$3.18
Distribution per unit	$2.90		$2.73		$2.58
Units outstanding (in millions)	205.7		173.8		144.0
Distribution coverage ratio	1.14	x	1.24	x	1.23	x

May 3, 2013

40.	We see that you have presented the non-GAAP measure of Combined Revenues on page 16 of the February 21, 2013 Website Presentation “Fourth Quarter 2012 Supplemental Financial and Operational Results.” Explain to us your reasons for excluding unrealized gains and losses on commodity derivatives, while including realized gains and losses, given that you have disclosure in your annual report indicating the unrealized measures include premiums paid to acquire these instruments. In this regard, we would like to understand why you believe this does not constitute an inconsistent approach in reporting the effects of your derivative activities as they relate to sales of your oil and gas.

Response: LINN acknowledges the Staff’s comments and will not present the non-GAAP measure of Combined Revenues in its future presentations regarding its financial and operational results.

41.	Please clarify the extent to which your measures of realized gain and loss on derivatives include both the cost of premiums paid to acquire derivatives and value changes in commodity derivatives recognized in earlier periods as unrealized gains and losses. If the premiums or previously recognized changes in value have been excluded in computing your measures of realized gain and loss, then explain why these are not also identified as non-GAAP measures.

Response: Please see the Registrants’ response to comment #23 above. Realized gains and losses on commodity derivatives do not include the cost of premiums paid to acquire derivatives, as the cost of premiums for put option contracts are included in unrealized gains and losses on commodity derivatives over time. Value changes in commodity derivatives recognized in earlier periods as unrealized gains and losses have no impact on realized gains and losses, as realized gains and losses are based on actual settlements, while unrealized gains and losses from commodity derivatives represent adjustments in market valuations of derivatives from period to period. As discussed in the response to comment #23, such premiums and previously recognized changes in value are accounted for in accordance with GAAP.

* * * *

At the Staff’s request, the Registrants acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

May 3, 2013

•	the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

May 3, 2013

Please contact the undersigned at (281) 841-4156 if you have any questions or comments with respect to these responses to your comments.

Very truly yours,

LINN ENERGY, LLC
LINNCO, LLC

By:	/s/ Candice J. Wells

Candice J. Wells
Vice President, Assistant General Counsel and Corporate Secretary

Cc:	Michael E. Dillard
Sean T. Wheeler
Divakar Gupta
Latham & Watkins LLP

Daniel A. Neff

David K. Lam

Wachtell, Lipton, Rosen & Katz

Kelly B. Rose

Baker Botts L.L.P.

Schedule A

355 South Grand Avenue
Los Angeles, California 90071-1560
Tel: +1.213.485.1234 Fax: +1.213.891.8763 www.lw.com
FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
	Boston	New York
	Brussels	Orange County
	Chicago	Paris
	Doha	Riyadh
[ ], 2013	Dubai	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
LinnCo, LLC	Los Angeles	Tokyo
600 Travis, Suite 5100	Madrid	Washington, D.C.
Houston, Texas 77002	Milan

Re:	Agreement and Plan of Merger dated February 20, 2013

Ladies and Gentlemen:

We have acted as special counsel to LinnCo, LLC, a Delaware limited liability company (“LinnCo”), in connection with the proposed merger of Bacchus Merger Sub, Inc., a Delaware corporation (“Bacchus Merger Sub”) and a direct wholly-owned subsidiary of Bacchus Holdco, Inc., a Delaware corporation (“HoldCo”), with and into Berry Petroleum Company, a Delaware corporation (“Berry”), the proposed conversion of Berry into a Delaware limited liability company, the proposed merger of HoldCo with and into LinnCo Merger Sub, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of LinnCo (“LinnCo Merger Sub”) (such merger of HoldCo into LinnCo Merger Sub, the “LinnCo Merger”), and the proposed contribution by LinnCo of its membership interests in LinnCo Merger Sub to Linn Energy, LLC, a Delaware limited liability company (“Linn”). The foregoing transactions are being completed pursuant to the Agreement and Plan of Merger dated as of February 20, 2013 by and among Berry, HoldCo, Bacchus Merger Sub, LinnCo, LinnCo Merger Sub and Linn (the “Merger Agreement”). This opinion is being delivered in connection with the Registration Statement on Form S-4 (File No. 333-[ ]) (as amended through the date hereof, the “Registration Statement”) of LinnCo and Linn, including the Joint Proxy Statement/Prospectus forming a part thereof, relating to the transactions contemplated by the Merger Agreement. Capitalized terms not defined herein have the meanings specified in the Merger Agreement unless otherwise indicated.

In rendering our opinion, we have examined and, with your consent, are expressly relying upon (without any independent investigation or review thereof) the truth and accuracy of the factual statements, representations and warranties contained in (i) the Merger Agreement (including any Exhibits and Schedules thereto), (ii) the Registration Statement and the Joint Proxy Statement/Prospectus, (iii) the respective tax representation letters of Berry, HoldCo and Bacchus Merger Sub and of LinnCo, LinnCo Merger Sub and Linn, each dated as of [ ], 2013 and delivered to us for purposes of this opinion, and (iv) such other documents and corporate records as we have deemed necessary or appropriate for purposes of our opinion.

[    ], 2013

In addition, we have assumed, with your consent, that:

1.	Original documents (including signatures) are authentic, and documents submitted to us as copies conform to the original documents, and there has been (or will be by the LinnCo Effective Time) execution and delivery of all documents where execution and delivery are prerequisites to the effectiveness thereof;

2.	The LinnCo Merger will be consummated in the manner contemplated by, and in accordance with the provisions of, the Merger Agreement, the Registration Statement and the Joint Proxy Statement/Prospectus, and the Merger will be effective under the laws of the State of Delaware;

3.	All factual statements, descriptions and representations contained in any of the documents referred to herein or otherwise made to us are true, complete and correct in all respects and will remain true, complete and correct in all respects up to and including the LinnCo Effective Time, and no actions have been taken or will be taken which are inconsistent with such factual statements, descriptions or representations or which make any such factual statements, descriptions or representations untrue, incomplete or incorrect at the LinnCo Effective Time;

4.	Any statements made in any of the documents referred to herein “to the knowledge of” or similarly qualified are true, complete and correct in all respects and will continue to be true, complete and correct in all respects at all times up to and including the LinnCo Effective Time, in each case without such qualification; and

5.	The parties have complied with and, if applicable, will continue to comply with, the covenants contained in the Merger Agreement, the Registration Statement and the Joint Proxy Statement/Prospectus.

Based upon and subject to the foregoing, and subject to the qualifications, exceptions, assumptions and limitations stated in the Registration Statement and the Joint Proxy Statement/Prospectus constituting part of the Registration Statement, we are of the opinion that under current U.S. federal income tax law the LinnCo Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

In addition to the matters set forth above, this opinion is subject to the exceptions, limitations and qualifications set forth below.

1.

This opinion represents our best judgment regarding the application of U.S. federal income tax laws arising under the Code, existing judicial decisions, administrative regulations and published rulings and procedures, but does not address all of the U.S. federal income tax consequences of the LinnCo Merger.

[    ], 2013

We express no opinion as to U.S. federal, state, local, foreign, or other tax consequences, other than as set forth herein. Our opinion is not binding upon the Internal Revenue Service or the courts, and there is no assurance that the Internal Revenue Service will not assert a contrary position. Furthermore, no assurance can be given that future legislative, judicial or administrative changes, on either a prospective or retroactive basis, would not adversely affect the validity of the conclusions stated herein. Nevertheless, we undertake no responsibility to advise you of any new developments in the application or interpretation of the U.S. federal income tax laws.

2.	No opinion is expressed as to any transaction other than the LinnCo Merger as described in the Merger Agreement, or to any transaction whatsoever, including the LinnCo Merger, if, to the extent relevant to our opinion, either all the transactions described in the Merger Agreement are not consummated in accordance with the terms of the Merger Agreement and without waiver or breach of any provisions thereof or all of the factual statements, representations, warranties and assumptions upon which we have relied are not true and accurate at all relevant times.

We are furnishing this opinion in connection with the filing of the Registration Statement and this opinion is not to be relied upon for any other purpose without our prior written consent. We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm name therein under the captions “Material U.S. Federal Income Tax Consequences of the Merger” and “Legal Matters.” In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules or regulations of the Securities and Exchange Commission promulgated thereunder

Very truly yours,

[DRAFT]

[WLRK LETTERHEAD]

[DATE]

Berry Petroleum Company

1999 Broadway, Suite 3700

Denver, Colorado 80202

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (as amended or supplemented through the date hereof, the “Registration Statement”) of LinnCo, LLC, a Delaware limited liability company (“LinnCo”) and Linn Energy, LLC, a Delaware limited liability company (“Linn”), including the Joint Proxy Statement/Prospectus forming a part thereof, relating to the transactions contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 20, 2013, by and among Berry Petroleum Company, a Delaware corporation (the “Company”), Bacchus HoldCo, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company (“HoldCo”), Bacchus Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of HoldCo (“Bacchus Merger Sub”), LinnCo, Linn Acquisition Company, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of LinnCo (“LinnCo Merger Sub”) and Linn. At your request, and in connection with the filing of the Registration Statement, we are rendering our opinion concerning certain United States federal income tax consequences of the Holdco Merger, the Company Conversion and the LinnCo Merger. Capitalized terms not defined herein have the meanings specified in the Merger Agreement unless otherwise indicated.

In providing our opinion, we have examined the Merger Agreement, the Registration Statement, the Joint Proxy Statement/Prospectus, and such other documents as we have deemed necessary or appropriate for purposes of our opinion. In addition, we have assumed that (i) the transactions will be consummated in accordance with the provisions of the Merger Agreement and as described in the Registration Statement (and no transaction or condition described therein and affecting this opinion will be waived by any party), (ii) the statements concerning the transactions and the parties thereto set forth in the Merger Agreement and in the Registration Statement are true, complete and correct, (iii) the factual statements and representations made by the Company, HoldCo, Bacchus Merger Sub, LinnCo, LinnCo Merger Sub and Linn in their respective officer’s certificates dated as of the date hereof and delivered to us for purposes of this opinion (the “Officer’s Certificates”) are true, complete and correct as of the date hereof and will remain true, complete and correct at all times up to and including the Effective Time, (iv) any such statements and representations made in the Officer’s Certificates “to the knowledge of” or “in the belief of” any person or similarly qualified are and will be true, complete and correct without such qualification and (v) the Company, HoldCo, Bacchus Merger Sub, LinnCo, LinnCo Merger Sub, Linn and their respective subsidiaries will treat the transactions for United States federal income tax purposes in a manner consistent with the opinion set forth below. If any of the above described assumptions are untrue for any reason or if the transactions are consummated in a manner that is different from the manner described in the Merger Agreement or the Registration Statement, our opinion as expressed below may be adversely affected

Based upon and subject to the foregoing, we are of the opinion that, under currently applicable United States federal income tax law, each of (i) the Holdco Merger and the Company Conversion, taken together, and (ii) the LinnCo Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

We express no opinion on any issue relating to the tax consequences of the transactions contemplated by the Registration Statement other than the opinion set forth above. Our opinion is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder, published pronouncements of the Internal Revenue Service and case law, any of which may be changed at any time with retroactive effect. Any change in applicable laws or the facts and circumstances surrounding the transactions, or any inaccuracy in the statements, facts, assumptions or representations upon which we have relied, may affect the continuing validity of our opinion as set forth herein. We assume no responsibility to inform the Company, HoldCo, LinnCo, or Linn of any such change or inaccuracy that may occur or come to our attention

We are furnishing this opinion in connection with the filing of the Registration Statement and it is not to be relied upon for any other purpose without our prior written consent. We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the references therein to us. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,